Exhibit 1

FOR IMMEDIATE RELEASE	19 July 2017

WPP PLC (“WPP”)

2017 Interim Statement

WPP will announce its Interim Statement for the six months ended 30 June 2017 on Wednesday, 23 August 2017.

Contact:

Feona McEwan, WPP                                             +44(0) 20 7408 2204

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